Exhibit 99.1

MESOBLAST TO PRESENT AT 35TH ANNUAL J.P. MORGAN HEALTHCARE CONFERENCE

Melbourne, Australia; and New York, USA; January 11, 2017: Mesoblast (ASX: MSB; Nasdaq: MESO) will host a live audio webcast at the 35th Annual J.P. Morgan Healthcare Conference. Mesoblast’s management will present on Thursday, January 12, 2017 at 7:30 AM PST/2.30 a.m. Friday, January 13, 2017 (AEDT).

What: Mesoblast Presentation at the 35th Annual J. P. Morgan Healthcare Conference

When: Thursday, January 12, 2017 at 7.30 a.m. PST/2.30 a.m. Friday, January 13, 2017 (AEDT).

Where: http://jpmorgan.metameetings.com/confbook/healthcare17/directlink?p=22962

How: Log on to the live webcast at the address above and register for the event approximately 10 minutes before the scheduled start time. The archived webcast will be available in the Events and Presentations section of the Company's website (www.mesoblast.com).

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage adult stem cells, to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs including cardiovascular diseases, immune-mediated and inflammatory disorders, orthopedic disorders, and oncologic/hematologic conditions.

Forward-Looking Statements

This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176